FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding resolutions passed at the 2010 first class meeting of holders of H Shares of Huaneng Power International, Inc. (the “Registrant”) ; and

2.	an announcement regarding resolutions passed at the extraordinary general meeting of the Registrant;

each made by the Registrant on March 16, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

RESOLUTIONS PASSED AT THE 2010 FIRST CLASS

MEETING OF HOLDERS OF H SHARES

This announcement sets out the resolutions passed at the 2010 first class meeting of holders of H Shares held on 16 March 2010.

Reference is made to the notice of the 2010 first class meeting of holders of H Shares ("H Share Class Meeting") of Huaneng Power International, Inc. (the "Company") issued on 29 January 2010.

The H Share Class Meeting was held on 16 March 2010 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China. As entrusted by Mr. Cao Peixi (Chairman of the Company), Mr Huang Long, Vice Chairman of the Company, presided over the H Share Class Meeting as the chairman.

As at the record date (i.e. 23 February 2010), there were totally 3,055,383,440 H shares of the Company entitled to attend the H Share Class Meeting and to vote for or against the resolutions tabled thereat. Holders of H Shares and authorized proxies holding an aggregate of 696,275,243 H shares of the Company, representing 22.79% of the total H shares of the Company, were present at the H Share Class Meeting. Holders of 682,875,243 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. No holders of H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, connected persons (including China Huaneng Group and its respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by the resolutions to be considered at the H Share Class Meeting) holding an aggregate of 20,000,000 H shares of the Company, representing 0.65% of the total issued H share of the Company as of the Record Date, shall abstain and has abstained from voting on the resolutions tabled at the H Share Class Meeting.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the holders of H shares of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

1.	To consider and approve each of the following, by way of special resolutions, in relation to the New A Share Issue and the New H Share Issue by the Company:

	1.1	Class of shares and nominal value per share

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

	1.2	Method of issuance

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

	1.3	Target subscribers

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

1.4	Method of subscription

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

1.5	Number of shares to be issued

693,825,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,450,168 H shares voted against the resolution.

1.6	Price determinate date

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

1.7	Subscription price

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

1.8	Adjustment to the number of shares to be issued and the subscription price

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

1.9	Lock-up period(s)

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

1.10	Listing of shares

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

1.11	Use of proceeds

693,839,075 H shares, representing approximately 99.66% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,382,168 H shares voted against the resolution.

1.12	Arrangement regarding the accumulated undistributed earnings

693,825,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,450,168 H shares voted against the resolution.

1.13	The relationship between the New A Share Issue and the New H Share Issue

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

	1.14	Validity period of these resolutions

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

2.	To consider and approve, by way of special resolution, the resolution regarding the signing of the Subscription Agreements with designated investors

693,839,075 H shares, representing approximately 99.65% of the total number of H shares held by the shareholders (including proxies) present at the H Share Class Meeting carrying voting rights, voted for the resolution, while 2,436,168 H shares voted against the resolution.

The above resolutions had also been approved by the holders of the A Shares of the Company at the 2010 first class meeting of holders of A Shares of the Company on 16 March 2010.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
17 March 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

RESOLUTIONS PASSED AT THE 2010 FIRST

EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolutions passed at the EGM held on 16 March 2010.

Reference is made to the notice of the 2010 first extraordinary general meeting (the "EGM" or the "Meeting") of Huaneng Power International, Inc. (the "Company") issued on 29 January 2010.

The EGM was held at 1:30 p.m. on 16 March 2010 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China. As entrusted by Mr. Cao Peixi (Chairman of the Company), Mr Huang Long, Vice Chairman of the Company, presided over the EGM as the chairman.

As at the record date (i.e. 23 February 2010) (the "Record Date"), there were totally 12,055,383,440 shares of the Company entitled to attend the EGM and to vote for or against the resolutions tabled thereat. Shareholders and authorized proxies holding an aggregate of 9,652,317,463 shares of the Company, representing 80.07% of the total shares of the Company, were present at the EGM. Holders of 703,061,243 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 574,939,560 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, connected persons (including China Huaneng Group and its respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by the resolution to be considered at the EGM) holding an aggregate of 6,141,786,667 shares of the Company, representing 50.95% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on the resolutions tabled at the EGM.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

1.	To consider and approve each of the following, by way of special resolutions, in relation to the New A Share Issue and the New H Share Issue by the Company:

	1.1	Class of shares and nominal value per share

3,504,170,869 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,100,838 shares voted against the resolution.

	1.2	Method of issuance

3,504,140,269 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,130,038 shares voted against the resolution.

	1.3	Target subscribers

3,504,139,629 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,147,878 shares voted against the resolution.

1.4	Method of subscription

3,504,128,029 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,143,878 shares voted against the resolution.

1.5	Number of shares to be issued

3,504,127,109 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,143,198 shares voted against the resolution.

1.6	Price determinate date

3,504,151,309 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,118,998 shares voted against the resolution.

1.7	Subscription price

3,504,123,989 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,326,618 shares voted against the resolution.

1.8	Adjustment to the number of shares to be issued and the subscription price

3,504,096,469 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,123,838 shares voted against the resolution.

1.9	Lock-up period(s)

3,504,187,629 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,082,678 shares voted against the resolution.

1.10	Listing of shares

3,504,231,869 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,038,438 shares voted against the resolution.

1.11	Use of proceeds

3,504,307,669 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 5,962,638 shares voted against the resolution.

1.12	Arrangement regarding the accumulated undistributed earnings

3,504,227,989 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,042,318 shares voted against the resolution.

1.13	The relationship between the New A Share Issue and the New H Share Issue

3,504,235,509 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,034,798 shares voted against the resolution.

	1.14	Validity period of these resolutions

3,504,320,669 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 5,949,638 shares voted against the resolution.

2.	To consider and approve, by way of special resolution, the resolution regarding the signing of the Subscription Agreements with designated investors.

3,504,045,289 shares, representing approximately 99.82% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 6,017,118 shares voted against the resolution.

3.	To consider and approve, by way of ordinary resolution, the resolution that the Company meets with the conditions for New A Share Issue.

9,645,850,216 shares, representing approximately 99.93% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 5,980,958 shares voted against the resolution.

4.	To consider and approve, by way of ordinary resolution, the resolution regarding the Company’s feasibility report on the use of proceeds from the New A Share Issue.

9,646,001,876 shares, representing approximately 99.93% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 5,826,198 shares voted against the resolution.

5.	To consider and approve, by way of ordinary resolution, the resolution regarding the Company’s report on the use of proceeds from previous fund raising.

9,646,046,156 shares, representing approximately 99.94% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 5,780,918 shares voted against the resolution.

6.	To consider and approve, by way of special resolution, the resolution regarding amendments to the Articles of Association consequential to the New Issue.

9,645,846,596 shares, representing approximately 99.93% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 5,927,478 shares voted against the resolution.

7.
To consider and approve, by way of special resolution, the resolution regarding the general authorisation from the general meeting to the board of directors to process all related matters incidental to the New A Share Issue and the New H Share Issue.

9,646,202,396 shares, representing approximately 99.94% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 5,632,978 shares voted against the resolution.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
17 March 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    March 16, 2010